Exhibit 99.4

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2013	December 31, 2012

Assets
Current
Accounts receivable		$435	$364
Other		66	79
Deferred funding assets	3	193	187
Risk management	8	21	76

		715	706

Non-current
Deferred funding assets	3	216	238
Exploration and evaluation assets	4	638	609
Property, plant and equipment	5	11,047	10,892
Goodwill		2,020	2,020
Risk management	8	31	26

		13,952	13,785

Total assets		$14,667	$14,491

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$868	$764
Dividends payable		130	129
Current portion of long-term debt	6	5	5
Risk management	8	21	9

		1,024	907
Non-current
Long-term debt	6	2,957	2,685
Decommissioning liability	7	637	635
Risk management	8	41	35
Deferred tax liability		1,324	1,350
Other non-current liabilities		4	5

		5,987	5,617

Shareholders’ equity
Shareholders’ capital	9	9,021	8,985
Other reserves		94	97
Deficit		(435)	(208)

		8,680	8,874

Total liabilities and shareholders’ equity		$14,667	$14,491

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 8 and 9)

PENN WEST EXPLORATION FIRST QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2013	2012

Oil and natural gas sales		$696	$889
Royalties		(119)	(161)

		577	728

Risk management gain (loss)
Realized		8	(19)
Unrealized	8	(73)	(63)

		512	646

Expenses
Operating		217	273
Transportation		8	8
General and administrative		43	39
Share-based compensation	10	8	17
Depletion and depreciation	5	279	312
Gain on dispositions		—	(72)
Exploration and evaluation	4	—	1
Unrealized risk management gain	8	(5)	(42)
Unrealized foreign exchange loss (gain)		29	(31)
Financing	6	45	47
Accretion	7	11	11

		635	563

Income (loss) before taxes		(123)	83

Deferred tax expense (recovery)		(26)	24

Net and comprehensive income (loss)		$(97)	$59

Net income (loss) per share
Basic		$(0.20)	$0.12
Diluted		$(0.20)	$0.12
Weighted average shares outstanding (millions)
Basic	9	481.7	472.6
Diluted	9	481.7	472.9

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2013	2012

Operating activities
Net income (loss)		$(97)	$59
Depletion and depreciation	5	279	312
Gain on dispositions		—	(72)
Exploration and evaluation	4	—	1
Accretion	7	11	11
Deferred tax expense (recovery)		(26)	24
Share-based compensation	10	3	12
Unrealized risk management loss	8	68	21
Unrealized foreign exchange loss (gain)		29	(31)
Decommissioning expenditures	7	(18)	(24)
Change in non-cash working capital		7	(79)

		256	234

Investing activities
Capital expenditures		(427)	(660)
Property dispositions (acquisitions), net		9	322
Change in non-cash working capital		18	(8)

		(400)	(346)

Financing activities
Increase in bank loan		243	209
Issue of equity		2	3
Dividends paid		(101)	(100)

		144	112

Change in cash		—	—
Cash, beginning of period		—	—

Cash, end of period		$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2013		$8,985	$97	$(208)	$8,874
Net and comprehensive loss		—	—	(97)	(97)
Share-based compensation	10	—	3	—	3
Issued on exercise of options and share rights	9	8	(6)	—	2
Issued to dividend reinvestment plan	9	28	—	—	28
Dividends declared	9	—	—	(130)	(130)

Balance at March 31, 2013		$9,021	$94	$(435)	$8,680

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total

Balance at January 1, 2012		$8,840	$95	$132	$9,067
Net and comprehensive income		—	—	59	59
Share-based compensation	10	—	9	—	9
Issued on exercise of options and share rights	9	17	(14)	—	3
Issued to dividend reinvestment plan	9	27	—	—	27
Dividends declared	9	—	—	(128)	(128)

Balance at March 31, 2012		$8,884	$90	$63	$9,037

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1.	Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in the securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest and is classified as a joint operation.

Penn West operates under the trade name of Penn West Exploration.

2.	Statement of compliance and basis of presentation

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2012.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on May 1, 2013.

b)	Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

c)	Changes in accounting policies

During the first quarter of 2013, Penn West adopted the following standards all of which were applied retroactively except for IFRS 13 which was applied prospectively.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard became effective on January 1, 2013 and applies to its interest in the Peace River Oil Partnership. Penn West has determined that its interest in the Peace River Oil Partnership continues to be classified as a joint operation under the new standard; thus continues to record its interest in the assets, liabilities, revenue, and expenses in the Partnership.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard became effective on January 1, 2013. There was no impact to Penn West on adoption of this standard.

IFRS 7 “Financial Instruments - Disclosures” was amended, effective January 1, 2013, outlining new disclosure requirements when offsetting financial assets and liabilities. Penn West complied with the additional disclosure requirements which are outlined in Note 8.

3.	Deferred funding assets

Deferred funding amounts are the total recoverable amounts from its partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West’s recovers a portion of its share of capital and operating costs and in the Cordova Joint Venture a portion of its share of capital expenditures. Amounts expected to be settled within the next 12 months are classified as current.

	March 31, 2013	December 31, 2012
Peace River Oil Partnership	$314	$328
Cordova Joint Venture	95	97

Total	$409	$425

Current portion	$193	$187
Long-term portion	216	238

Total	$409	$425

4.	Exploration and evaluation (“E&E”) assets

	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of period	$609	$418
Capital expenditures	1	110
Joint venture, carried capital	28	118
Expense	—	(17)
Transfers to property, plant and equipment	—	(16)
Net dispositions	—	(4)

Balance, end of period	$638	$609

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

5.	Property, plant and equipment

Cost	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of period	$19,798	$20,235
Capital expenditures	426	1,642
Joint venture, carried capital	8	19
Acquisitions	1	52
Dispositions	(10)	(2,232)
Transfers from E&E	—	16
Decommissioning dispositions, net	9	66

Balance, end of period	$20,232	$19,798

Accumulated depletion and depreciation	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of period	$8,906	$8,342
Depletion and depreciation	279	1,248
Dispositions	—	(961)
Impairments	—	277

Balance, end of period	$9,185	$8,906

Net book value	March 31, 2013	December 31, 2012
Total	$11,047	$10,892

6.	Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		March 31, 2013	December 31, 2012
2007 Notes	US$475	2015 – 2022	5.80%		$483	$472
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		518	507
UK Notes	£57	2018	6.95	%(1)	88	91
2009 Notes	US$154, £20, €10, CAD$5 (2)	2014 – 2019	8.85	%(3)	205	204
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		304	299
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		233	230
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		136	135

Total senior unsecured notes					$1,967	$1,938
Credit facility advances					995	752

Total long-term debt					$2,962	$2,690

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013 and extending over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Information on Penn West’s senior unsecured notes was as follows:

	March 31, 2013	December 31, 2012
Weighted average remaining life (years)	5.3	5.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility matures on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At March 31, 2013, the Company had approximately $2.0 billion of unused credit capacity.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at March 31, 2013, 12 percent (December 31, 2012 – four percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at March 31, 2013, the Company was in compliance with all of its financial covenants.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first three months of 2013, an expense of $2 million (2012 – $2 million) was recorded to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

7.	Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2012 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 7.0 percent (December 31, 2012 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 32 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of period	$635	$607
Net liabilities incurred (1)	9	(166)
Increase in liability due to change in estimate	—	232
Liabilities settled	(18)	(92)
Accretion charges	11	54

Balance, end of period	$637	$635

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

8.	Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At March 31, 2013, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.1 billion (December 31, 2012 – $2.1 billion) compared to the carrying value of $2.0 billion (December 31, 2012 – $1.9 billion).

As at March 31, 2013 and December 31, 2012, the only asset or liability measured at fair value on a recurring basis was risk management, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2013	Year ended December 31, 2012
Balance, beginning of period	$58	$(93)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(71)	156
Electricity swaps	1	(28)
Interest rate swaps	2	12
Foreign exchange forwards	9	1
Cross currency swaps	(9)	10

Total fair value, end of period	$(10)	$58

Based on March 31, 2013 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $8 million and a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $7 million.

The following tables outline the financial assets and liabilities that are subject to off-sets and related arrangements, and the effect of those off-sets and arrangements on the amounts recorded in the consolidated balance sheets:

	As at March 31, 2013
Risk management	Gross amount	Amount of offset	Net amount
Asset
Current	$27	$(6)	$21
Non-current	31	—	31
Liability
Current	(27)	6	(21)
Non-current	$(41)	$—	$(41)

For the year ended December 31, 2012, there were no significant differences between the gross and net amounts for risk management assets and liabilities.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Penn West had the following financial instruments outstanding as at March 31, 2013. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing		Fair value (millions)

Crude oil
WTI Collars	55,000 bbls/d	Apr/13 – Dec/13	US$	91.55 to $104.42/bbl	$15
Oil differential contracts	4,000 bbls/d	Apr/13 – Jun/13		US$8.00 per barrel MSW discount to WTI	—

Natural gas
AECO Forwards	172,220 mcf/d	Apr/13 – Dec/13		$3.43/mcf	(10)
AECO Forwards	25,000 mcf/d	Jan/14 – Dec/14		$3.85/mcf	1
AECO Collars	50,000 mcf/d	Jan/14 – Dec/14		$3.41 to $4.17/mcf	—

Electricity swaps
Alberta Power Pool	50 MW	Apr/13 – Dec/13		$55.20/MWh	3
Alberta Power Pool	70 MW	Jan/14 – Dec/14		$58.50/MWh	(5)
Alberta Power Pool	10 MW	Jan/14 – Dec/15		$58.50/MWh	(2)
Alberta Power Pool	45 MW	Jan/15 – Dec/15		$58.28/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16		$49.90/MWh	—

Interest rate swaps	$650	Apr/13 – Jan/14		2.65%	(8)

Foreign exchange forwards on revenues
10-month initial term	US$1,377	Apr 13 – Dec/13		1.022 CAD/USD	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022		1.000 CAD/USD	30

Cross currency swaps
10-year initial term	£57	2018		2.0075 CAD/GBP, 6.95%	(25)
10-year initial term	£20	2019		1.8051 CAD/GBP, 9.15%	(5)
10-year initial term	€10	2019		1.5870 CAD/EUR, 9.22%	(3)

Total					$(10)

A realized gain of $1 million (2012 – $1 million) on electricity contracts has been included in operating costs for the first quarter of 2013.

Subsequent to March 31, 2013, Penn West entered into additional AECO forwards in 2014 on an additional 25,000 mcf per day at $3.80 per mcf, additional electricity swaps in 2015 on 25 MW at a price of $49.58 per MWh and oil differential contracts from July 2014 to December 2014 on 5,000 barrels per day which fix the price of LLS (Louisiana Light Sweet) at a discount of US$3.04 per barrel to Brent.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks as discussed in Penn West’s annual audited consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

9.	Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2012	471,372,730	$8,840
Issued on exercise of restricted options (1)	229,633	28
Issued to dividend reinvestment plan	7,779,185	117
Cancellations (2)	(122,878)	—

Balance, December 31, 2012	479,258,670	8,985
Issued on exercise of equity compensation plans (1)	156,438	8
Issued to dividend reinvestment plan	2,807,458	28

Balance, March 31, 2013	482,222,566	$9,021

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount are 63,963 shares issued from Treasury (2012 – 15,364 shares) as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement Sunset clause.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2013	2012
Basic	481.7	472.6
Diluted Impact	—	0.3

Diluted	481.7	472.9

For the first quarter of 2013, 29.8 million shares (2012 – 29.5 million) that would be issued under the Option Plan and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

In the first quarter of 2013, Penn West paid dividends of $0.27 per share totalling $129 million (2012 – $127 million) including amounts funded by the Dividend Reinvestment Plan (“DRIP”). On April 15, 2013, Penn West paid its first quarter dividend of $0.27 per share totalling $130 million. On May 1, 2013, Penn West declared its second quarter dividend of $0.27 per share to be paid on July 15, 2013 to shareholders of record on June 28, 2013.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

10.	Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2013		Year ended December 31, 2012
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	15,737,400	$22.54	7,919,600	$25.73
Granted	8,248,100	10.24	9,202,900	19.88
Forfeited	(1,732,121)	23.22	(1,385,100)	23.05

Outstanding, end of period	22,253,379	$17.93	15,737,400	$22.54

Exercisable, end of period	4,340,138	$24.61	2,566,282	$25.05

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Three months ended March 31, 2013		Year ended December 31, 2012
Restricted options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,535,361	$23.84	17,110,193	$23.84
Forfeited	(3,062,970)	23.84	(6,574,832)	23.84

Outstanding, end of period	7,472,391	$23.84	10,535,361	$23.84

Exercisable, end of period	7,172,301	$23.84	8,782,046	$23.84

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

	Three months ended March 31, 2013		Year ended December 31, 2012
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	10,535,361	$13.32	17,110,193	$15.15
Exercised	(2,351,928)	7.09	(4,891,135)	14.44
Forfeited	(711,042)	17.77	(1,683,697)	17.68

Outstanding, end of period (1)	7,472,391	$14.48	10,535,361	$13.32

Exercisable, end of period	7,172,301	$14.33	8,782,046	$12.41

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights vest over a three-year period and expire four years after the date of the grant. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At March 31, 2013, the fair value was $8 million (December 31, 2012 – $15 million).

	Three months ended March 31, 2013		Year ended December 31, 2012
Share rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	291,638	$11.99	2,549,112	$23.13
Exercised	(92,475)	6.66	(214,269)	13.29
Forfeited	(30,957)	17.81	(2,043,205)	24.40

Outstanding, end of period (1)	168,206	$13.38	291,638	$11.99

Exercisable, end of period	160,540	$13.22	253,665	$11.21

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

The remaining Share Rights vest over a three-year period and expire four years after the date of the grant. The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There will be no issuance of restricted options, restricted rights or share rights subsequent to January 1, 2011.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration which fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2013	Year ended December 31, 2012
Outstanding, beginning of period	1,951,655	1,411,676
Granted	3,006,468	1,345,829
Vested and paid	(603,901)	(516,763)
Forfeited	(134,897)	(289,087)

Outstanding, end of period	4,219,325	1,951,655

The LTRIP obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At March 31, 2013, the LTRIP obligation consisted of $6 million (December 31, 2012 – $9 million) classified as a current liability included in accounts payable and accrued liabilities and $4 million classified as a non-current liability (December 31, 2012 – $5 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan.

Performance Share Unit plan (“PSU”)

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance thresholds determined by the Board of Directors. Members of the Board of Directors are ineligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2013	Year ended December 31, 2012
Outstanding, beginning of period	—	—
Granted	1,294,433	—

Outstanding, end of period	1,294,433	—

The PSU obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2013, $1 million (2012 – nil) was classified as a current liability included in accounts payable and accrued liabilities.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2013	2012
Options	$3	$6
Restricted Options	—	3
Restricted Rights	—	3
Share Rights	—	—
LTRIP	4	5
PSU	1	—

Share-based compensation	$8	$17

The share price used in the fair value calculation of the LTRIP, PSU and Restricted Rights obligations at March 31, 2013 was $10.92 (2012 – $19.49).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2013 under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2013	2012
Average fair value of options granted (per share)	$0.96	$4.89
Expected life of options (years)	4.0	4.0
Expected volatility (average)	33.6%	31.6%
Risk-free rate of return (average)	1.3%	1.3%
Dividend yield	9.9%	5.5%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11.	Commitments and contingencies

Penn West is involved in various claims and litigation in the normal course of business and records provisions for claims as required.

PENN WEST EXPLORATION FIRST QUARTER 2013	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15